On November 13, 2008, Staff notified GSI Group, Inc. (Company) that it no longer complied with Rule 5250(c)(1). After a review of materials submitted by the Company, Staff granted the Company an exception until May 4, 2009. Staff determined that the Company did not meet the terms of its exception, and on May 6, 2009 notified the Company that its securities would be delisted unless it requested a hearing. On May 13, 2009, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815, and requested a stay of delisting past the automatic 15 day extension provided for under Listing Rule 5815(a)(1)(B). On May 26,2009, the Panel granted an extension of the delisting stay pending a June 11,2009 hearing and issuance of the Panels decision. On July 20, 2009, the Panel issued a decision that granted an extension to the Company until November 2, 2009. On November 3, 2009, the Panel issued a decision to delist the Companys securities for failing to meet the terms of the its July 20, 2009 decision. Pursuant to the Panel decision, the Companys securities were suspended from trading at the open of trading on November 5, 2009. On November 18, 2009, the Company exercised its right to appeal the November 3, 2009 Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On January 15, 2010, the Council affirmed the Panel decision to delist the Companys securities. The Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a). On March 11, 2010, the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a), and the delisting determination became final.